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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2000
                                         --------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
809933
IMMEDIATE RELEASE  29 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                            2)   NAME OF DIRECTOR

     AMVESCAP PLC                                    MICHAEL J. CEMO
 ...............................................................................
3)   Please state whether                       4)   Name of the registered
     notification indicates                          holder(s) and, if more
     that it is in respect                           than one holder, the
     of holding of the                               number of shares held
     Director named in 2                             by each of them. (If
     above or holding of                             notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN                        AS 2
     2 ABOVE.
 ...............................................................................
5)   Please state whether notification          6)   Please state the nature
     relates to a person(s) connected                of the transaction and
     with the Director named                         the nature and extent of
     in 2 above and identify                         the directors interest
     the connected person(s).                        in the transaction.

     AS 3 ABOVE
                                                     GIFT TO CHARITY
 ...............................................................................
7)   Number of shares/amount                    8)       (  .%)
     of stock acquired                               of issued Class

            -
 ...............................................................................
9)   Number of shares/amount                    10)      (0.006%)
     of stock disposed                               of issued Class

          50,000
 ...............................................................................
11)  Class of security                          12)  Price per share

     ORDINARY SHARES                                     N/A
 ...............................................................................
13)  Date of transaction                        14)  Date company informed

     28 DECEMBER 2000                                28 DECEMBER 2000
 ...............................................................................

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15)  Total holding following                    16)  Total percentage holding
     this notification                               of issued class following
                                                     this notification

     6,841,389   BENEFICIAL                                0.94%
     400,000   NON-BENEFICIAL
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                              18)  Period during which or
                                                     date on which exercisable

          -                                                    -
 ...............................................................................
19)  Total amount paid (if any)                 20)  Description of shares or
     for grant of the option                         debentures involved:
                                                     class, number

          -                                                    -
 ...............................................................................
21)  Exercise price (if fixed                   22)  Total number of shares or
     at time of grant) or                            debentures over which
     indication that price is                        options held following
     to be fixed at time of                          this notification
     exercise

          -                                                    -
 ...............................................................................
23)  Any additional information                 24)  Name of contact and tele-
                                                     phone number for queries

          -                                          ANGELA TULLY
                                                     020 7454 3652
 ...............................................................................
25)  Name and signature of                           ANGELA TULLY
     authorised company                              AMVESCAP PLC
     official responsible                            ASSISTANT COMPANY SECRETARY
     for making this
     notification

     Date of Notification  29 DECEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           ------------------------
                                                (Registrant)

Date  29 December, 2000                    By /s/ ANGELA TULLY
      -----------------                       ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary